UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

China Medical Technologies, Inc.
(Name of Issuer)

 American Depositary Shares, each representing 10 Ordinary Stock,
$0.10 par value per share
(Title of Class of Securities)

169483104
(CUSIP Number)


Carol OLeary
AER Advisors, Inc.
Drake Hill Commons
P.O. Box 670
North Hampton, NH 03862
(603) 964-5865

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas Holden, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
(617) 951-7097

 April 24, 2012
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.   1
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

1.
NAME OF REPORTING PERSON.

	AER Advisors, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 02-498531
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]	(b)  [X]
3.
SEC USE ONLY
4.
SOURCE OF FUNDS
	OO
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)    [    ]
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
	New Hampshire
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7.
SOLE VOTING POWER
-0-

8.
SHARED VOTING POWER
11,923,452

9.
SOLE DISPOSITIVE POWER
-0-

10
..
SHARED DISPOSITIVE POWER
11,923,452
11
..
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	11,923,452
12
..
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[   ]
13
..
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.95%
14
..
TYPE OF REPORTING PERSON
	IA



1.
NAME OF REPORTING PERSON.

	Peter Deutsch

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]	(b)  [X]
3.
SEC USE ONLY
4.
SOURCE OF FUNDS
	PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)    [    ]
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7.
SOLE VOTING POWER
386,850

8.
SHARED VOTING POWER
8,709,452

9.
SOLE DISPOSITIVE POWER
386,850

10
..
SHARED DISPOSITIVE POWER
8,709,452
11
..
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	9,096,302
12
..
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[   ]
13
..
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.19%
14
..
TYPE OF REPORTING PERSON
	IN



NAME OF REPORTING PERSON.

	William Deutsch

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]	(b)  [X]
SEC USE ONLY
SOURCE OF FUNDS
	PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)    [    ]
CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7.
SOLE VOTING POWER
53,600

8.
SHARED VOTING POWER
2,696,000

9.
SOLE DISPOSITIVE POWER
53,600

10
..
SHARED DISPOSITIVE POWER
2,696,000
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,749,600
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
[   ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.52%
TYPE OF REPORTING PERSON
	IN


SCHEDULE 13D

Item 1.
Security and Issuer

    This statement relates to the American Depositary shares, each representing 10 Ordinary Stock, $0.10 par value per share (the Ordinary Stock), of China Medical Technologies, Inc., a Cayman Islands corporation (the Issuer), which has its principal executive offices at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, Peoples Republic of China.

Item 2.
Identity and Background

    This statement is filed on behalf of (1) AER Advisors, Inc., a New Hampshire corporation (AER) and (2) Peter Deutsch (Peter Deutsch) and
(3) William Deutsch (William Deutsch). Such parties are referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

    AER has its principal executive offices at Drake Hill Commons P.O. Box 670, North Hampton, New Hampshire 03862, and the telephone number at such principal executive offices is 603-964-5865. AER is a U.S. registered investment adviser and a private financial services firm. It utilizes the unique stock screening methodology developed in-house in a variety of formats, including providing investment research to the institutional investment community, and asset management to separately managed accounts.

    Peter Deutsch is a wine importer & CEO of a private family business. He is a citizen of the United States. His address is care of AER Advisors at Drake Hill Commons, P.O. Box 670, North Hampton, New Hampshire 03862.
William Deutsch is a wine importer and Chairman of a private family business. He is a citizen of the United States. His address is care of AER Advisors at Drake Hill Commons, P.O. Box 670, North Hampton,
New Hampshire 03862.

    The executive officers and directors of AER as of June 12, 2012 are set forth on Schedules I attached hereto, which contains the following information with respect to each such person:

    (a)	Name;
    (b)	Residence or business address;
(c)`	Present principal occupation or employment and the name,
principal business and address of any corporation or other organization in which such employment is conducted; and
    (d) 	Citizenship.

    During the last five years, none of the Reporting Persons or any person named in any of Schedules I and II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds

    The Ordinary Stock of the Issuer beneficially owned by AER was acquired with cash on hand from contributions from certain investors, as applicable, for the purpose of investing, and the Ordinary Stock of the Issuer beneficially owned by the Deutschs was acquired from their personal finances for the purpose of investing.

Item 4.
Purpose of Transaction

    The Reporting Persons acquired the Ordinary Stock of the Issuer for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.


    On March 14, 2012, the Issuer filed a Form 25 with the Securities and Exchange Commission (the SEC) (1) indicating the delisting of the Ordinary Stock on the NASDAQ Stock Market LLC exchange and (2) notifying the SEC of the deregistration of the Ordinary Stock under Section 12(b) of the Securities Exchange Act of 1934.

    The Reporting Persons reserve the right to change their plans and intentions at any time, and to take any and all actions that they deem appropriate to maximize the value of their investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of the Issuer in open market transactions, privately negotiated transactions, or otherwise. There can be no assurance as to when, over what period of time, or to what extent they may decide to increase their ownership interest in the Issuer. Alternatively, the Reporting Persons may decide at any time to decrease their ownership interest in the Issuer. The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.

    The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer.
The Reporting Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Reporting Persons investment in the Issuer and the Issuers business, strategy, and dealer network. The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.
AER Advisors has the following documents on file with the SEC relating to this Issuer which represent all of the transactions in the Issuers securities effected by the Reporting Persons from the date hereof through the date
60 days prior to the date of this report and which are incorporated herein by reference:


1.
13G Filed on January 20, 2012 and amended on February 21, 2012


2.
13G/A1  Filed on January 27, 2012 and amended on February 22, 2012


3.
 13G/A2 Filed on January 30, 2012 and amended on February 21, 2012


4.
13G/A3 Filed on February 2, 2012 and amended on February 21, 2012


5.
13G/A4 Filed on February 21, 2012 and amended on February 21, 2012


6.
13G/A5 Filed on February 22, 2012


7.
13G/A6 Filed on March 21, 2012


8.
13G/A7 Filed on April 5, 2012


Item 5.
Interest in Securities of Issuer

(a) 	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this
Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this
Schedule 13D.

(c)	AER Advisors acquired shares of Ordinary Stock as detailed in the 13G filings referenced above through either purchase on the Nasdaq Stock Exchange, or the OTC, or through transfers made by Peter and William
Deutsch through other brokerage companies where they individually have accounts.

(d)	Except as set forth in this Schedule 13D, to the knowledge of the
Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.


Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    The information set forth in Items 2, 3, 4 and 5 above of this Schedule 13D is hereby incorporated by reference.

    The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this filing, a copy of which is filed herewith as Exhibit A.

    The Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed above and herein.

Item 7.
Materials to be Filed as Exhibits


Exhibit A


Joint Filing Agreement (annexed)


Signature
    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED:  June 12, 2012




AER Advisors, Inc.



By:
/s/ Carol OLeary


Name:  Carol OLeary
Title:  President and Chief Executive
Officer


Peter Deutsch



By:
/s/ Peter Deutsch


Name:  Peter Deutsch



William Deutsch



By:
/s/ William Deutsch


Name:  William Deutsch



JOINT FILING AGREEMENT
    The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
DATED:  June 12, 2012




AER Advisors, Inc.



By:
/s/ Carol OLeary


Name:  Carol OLeary
Title:  President and Chief Executive
Officer


Peter Deutsch



By:
/s/ Peter Deutsch


Name:  Peter Deutsch



William Deutsch



By:
/s/ William Deutsch


Name:  William Deutsch


CUSIP No. 169483104
30446397_2

30446397_2
30446397_2